Acceleration Request

Silver Star Capital Holdings, Inc.
2731 Silver Star Road
Suite 200
Orlando, Florida 32808-3935
T: (407) 522-7201 ∙ F: (407) 295-0421

November 16, 2007

Elaine Wolff
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:           Silver Star Capital Holdings, Inc.
Amendment No. 2 to Form SB-2/A
File No. 33-146949

Dear Ms. Wolff

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, Silver Star Capital Holdings, Inc., respectfully requests that the effective date of the amended Form SB-2 Registration Statement filed on November 13, 2007, to be qualified on November 21, 2007, at 5:00 EST or as soon as possible thereafter.

Silver Star Capital Holdings acknowledges that:

•
Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Silver Star Capital Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Silver Star Capital Holdings, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States of America.

Very truly yours,

/s/ Cliffe R. Bodden
Cliffe R. Bodden
President

Cc:           Mr. Phil Rothenberg